

Mail Stop 3561

December 15, 2016

Sue Briley
Chief Financial Officer
Ruby Tuesday, Inc.
150 West Church Avenue,
Maryville, Tennessee 37801

      Re: Ruby Tuesday, Inc.
              Form 10-K for Fiscal Year Ended May 31, 2016
              Filed August 15, 2016
              File No. 001-12454

Dear Ms. Briley:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Lyn Shenk

                             Lyn Shenk
                             Branch Chief
                             Office of Transportation and Leisure